Via Facsimile and U.S. Mail
Mail Stop 6010

December 4, 2008

David Becker
EVP and Chief Financial Officer
20425 Seneca Meadows Parkway
Germantown, MD 20876

Re: **Middlebrook Pharmaceuticals, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 0-50414

Dear Mr. Becker:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Critical Accounting Policies and Estimates
Revenue Recognition, page 39

1. Your allowances for discounts, chargebacks and rebates and your accrual for sales returns are material to your gross accounts receivable. We believe that your disclosure related to estimates of items that reduce gross revenue such as

chargebacks, rebates, returns, free or discounted products and other discounts and allowances could be improved as follows:

a. Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b. Disclose in more specificity the factors that you consider in estimating each accrual. To the extent applicable, please disclose how you consider levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c. To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, e.g. end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d. If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e. Disclose a roll forward of the accrual for each estimate for each period presented showing the following:

   - Beginning balance,
   - Current provision related to sales made in current period,
   - Current provision related to sales made in prior periods,
   - Actual returns or credits in current period related to sales made in current period,
   - Actual returns or credits in current period related to sales made in prior periods, and
   - Ending balance.

f. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Form 10-Q for the quarter ended September 30, 2008

7. Intangible Assets, page 13

2.   Please tell us why it was appropriate to revalue the intangible assets re-purchased from Kef and Lex, entities previously consolidated under FIN 46R. Tell us the accounting literature you are using to justify your accounting treatment. In your response, please tell us how you considered the related party nature of Kef and Lex in your accounting.

12. Private Placement of Common Stock – January 2008, page 15

3.   You disclose that you evaluated the 3.5 million warrants issued in this transaction under EITF 00-19 and determined that they should be classified in equity. In Note 23 to your December 31, 2008 Form 10-K on page F-35 you indicate that these warrants contain provisions for cash settlement at the option of the holder under certain circumstances, including certain reorganization or merger transactions. In Note 10 you disclose that you recorded the fair value of the warrants issued in November 2007 associated with the Deerfield Transaction as liabilities under EITF 00-19 because the warrants contain provisions for cash settlement at the option of the holder under certain circumstances, including a major asset sale or acquisition. Please explain to us all the conditions under which all your warrants may be net-cash settled and reference for us the authoritative literature you relied upon to support your warrant classification as either liabilities or equity. In your response please specifically compare and contrast the provisions of the warrants issued in your January 2008 private placement and the November 2007 Deerfield Transaction causing differing classification under EITF 00-19.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant